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                                                            OMB APPROVAL
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--------                                            OMB Number:  3235-0104
 FORM 3                                             Expires: April 30, 1997
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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                 Section 17(a)
      of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940


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
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 1. Name and Address of Reporting Person   2. Date of Event Requiring    4. Issuer Name and Ticker or
    Apollo Investment Fund, L.P.              Statement                     Trading Symbol
----------------------------------------      (Month/Day/Year)              DOMINICK'S SUPERMARKETS, INC.       DFF
     (Last)     (First)     (Middle)            10/28/96                 ----------------------------------------------------------
      c/o Apollo Advisors, L.P.            ----------------------------  5. Relationship of Reporting        6. If Amendment, Date
      Two Manhattanville Road              3. IRS or Social Security          Person to Issuer                  of Original
----------------------------------------      Number of Reporting           (Check all applicable)              (Month/Day/Year)
             (Street)                         Person (Voluntary)               Director     x     10% Owner
                                                                         -----            -----
  Purchase,      New York      10577       ----------------------------  ----- Officer    -----   Other (specify
--------------------------------------                                   (give title below)             below)
      (City)      (State)      (Zip)                                           ---------------------------
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                                                            TABLE 1 -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 5)
                                                                                 (Instr. 5)
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  Common Stock  (1) (3)                             1,699,979                        D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
                                                                               (Print or Type Responses)             SEC 1473 (8/92)
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FORM 3 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of     (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
                                    Year)                                             Deri-         ative
                                                                                      vative        Security:
                                                                                      Security      Direct
                                 -------------------------------------------------                  (D) or
                                 Date      Expira-                       Amount or                  Indirect (I)
                                 Exercis-  tion             Title        Number                     (Instr. 5)
                                 able      Date                          of Shares

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Class B Common Stock (2)(3)      Immed      N/A        Common Stock     1,227,612        1 for 1       D
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Explanation of Responses:
1.  The Reporting Person's beneficial ownership excludes 1,699,979 shares of Common Stock of Dominick's Supermarkets, Inc. (the
"Issuer") owned by Apollo Investment Fund III, L.P. and certain of its affiliates ("AIF III"). The general partner of the Reporting
Person and the general partner of AIF III are affiliated entities.

2.  The Reporting Person's beneficial ownership excludes 1,227,611 shares of Class B Common Stock of the Issuer owned by AIF III.

3.  The Reporting Person disclaims beneficial ownership of all securities owned by AIF III, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such shares for purposes of Section 16 or for any other purpose.

                                                                                    APOLLO INVESTMENT FUND, L.P.
**Intentional misstatements or omissions of facts constitute Federal Criminal        By: Apollo Advisers, L.P., its General Partner
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                              By: Apollo Capital Management, Inc., its
                                                                                          General Partner
Note. File three copies of this Form, one of which must be manually signed.     By: /s/ Michael D. Weiner/Vice President  10/28/96
  If space provided is insufficient, See Instruction 6 for procedure.               ------------------------------------ ---------
                                                                                    **Signatire of Reporting Person         Date

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                                                                                                                  SEC 1473 (8/92)

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